SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

(Amendment No. 8)

Under the Securities Exchange Act of 1934

LIBERTY GLOBAL PLC

(Name of Issuer)

Liberty Global Class A Ordinary Shares, nominal value $0.01 per share
Liberty Global Class B Ordinary Shares, nominal value $0.01 per share
LiLAC Class A Ordinary Shares, nominal value $0.01 per share
LiLAC Class B Ordinary Shares, nominal value $0.01 per share

(Title of Class of Securities)

Liberty Global Class A Ordinary Shares: G5480U 104
Liberty Global Class B Ordinary Shares: G5480U 112
LiLAC Class A Ordinary Shares:  G5480U 138
LiLAC Class B Ordinary Shares:  G5480U 146

(CUSIP Numbers)

John C. Malone
c/o Liberty Global plc
12300 Liberty Boulevard
Englewood, CO 80112
(303) 220-6600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 16, 2015

(Date of Events Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP Numbers:        G5480U 104 (Liberty Global Class A ordinary shares)
G5480U 112 (Liberty Global Class B ordinary shares)
G5480U 138 (LiLAC Class A ordinary shares)
G5480U 146 (LiLAC Class B ordinary shares)

1.	Names of Reporting Persons. John C. Malone

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
Liberty Global Class A ordinary shares: 1,042,480 (2), (3)
Liberty Global Class B ordinary shares: 8,677,225 (2), (4)
LiLAC Class A ordinary shares: 52,123 (2), (3)
LiLAC Class B ordinary shares: 433,861 (2), (4)

8.

Shared Voting Power
Liberty Global Class A ordinary shares: 48,000 (5)
Liberty Global Class B ordinary shares: 110,148 (5)
LiLAC Class A ordinary shares: 2,400 (5)
LiLAC Class B ordinary shares: 5,507 (5)

9.

Sole Dispositive Power
Liberty Global Class A ordinary shares: 1,042,480 (2), (3)
Liberty Global Class B ordinary shares: 8,677,225 (2), (4)
LiLAC Class A ordinary shares: 52,123 (2), (3)
LiLAC Class B ordinary shares: 433,861 (2), (4)

10.

Shared Dispositive Power
Liberty Global Class A ordinary shares: 48,000 (5)
Liberty Global Class B ordinary shares: 110,148 (5)
LiLAC Class A ordinary shares: 2,400 (5)
LiLAC Class B ordinary shares: 5,507 (5)

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
Liberty Global Class A ordinary shares: 1,090,480 (2), (3), (5)
Liberty Global Class B ordinary shares: 8,787,373 (2), (4), (5)
LiLAC Class A ordinary shares: 54,523 (2), (3), (5)
LiLAC Class B ordinary shares: 439,368 (2), (4), (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)
Liberty Global Class A ordinary shares: Less than 1% (6), (8)
Liberty Global Class B ordinary shares: 83.9% (8)
LiLAC Class A ordinary shares: Less than 1% (7), (8)
LiLAC Class B ordinary shares: 83.9% (8)

14.	Type of Reporting Person (See Instructions) IN

(1) The Irrevocable Undertaking, dated as of November 16, 2015 (the “Irrevocable Undertaking”), from John C. Malone (“Mr. Malone”) to Cable & Wireless Communications Plc (“CWC”) contains provisions relating, in certain circumstances, to the voting of the Issuer’s Liberty Global Class A ordinary shares, Liberty Global Class B ordinary shares, LiLAC Class A ordinary shares and LiLAC Class B ordinary shares by Mr. Malone and the transferability of such ordinary shares.  Mr. Malone expressly disclaims the existence of and membership in a group with CWC.  See Item 6 of this Amendment.

(2) Subject to certain restrictions contained in the Irrevocable Undertaking.  See Item 6 of this Amendment.

(3) Includes (i) 90,303 Liberty Global Class A ordinary shares and (ii) 4,515 LiLAC Class A ordinary shares held by Mr. Malone’s wife, Mrs. Leslie Malone, as to which shares Mr. Malone disclaims beneficial ownership.

(4) Includes (i) 8,677,225 Liberty Global Class B ordinary shares and (ii) 433,861 LiLAC Class B ordinary shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”).

(5) Includes (i) 48,000 Liberty Global Class A ordinary shares and 110,148 Liberty Global Class B ordinary shares and (ii) 2,400 LiLAC Class A ordinary shares and 5,507 LiLAC Class B ordinary shares held by two trusts (the “Trusts”) managed by an independent trustee, of which the beneficiaries are Mr. Malone’s adult children. Mr. Malone has no pecuniary interest in the Trusts, but he retains the right to substitute assets held by the Trusts.  Mr. Malone disclaims beneficial ownership of the shares held in the Trusts.

(6) Does not include Liberty Global Class A ordinary shares issuable upon conversion of Liberty Global Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (4) and (5) above; however, if such Liberty Global Class A ordinary shares were included, Mr. Malone would beneficially own 9,877,853 Liberty Global Class A ordinary shares, and the percent of Liberty Global Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 3.8% of such shares outstanding, in each case subject to the relevant footnotes set forth herein.

(7) Does not include LiLAC Class A ordinary shares issuable upon conversion of LiLAC Class B ordinary shares owned by the Malone Trust and the Trusts noted in notes (4) and (5) above; however, if such LiLAC Class A ordinary shares were included, Mr. Malone would beneficially own 493,891 LiLAC Class A ordinary shares, and the percent of LiLAC Class A ordinary shares, as a class, represented by Mr. Malone’s beneficial ownership would be approximately 3.8% of such shares outstanding, in each case subject to the relevant footnotes set forth herein.

(8) Based on (i) 252,695,253 Liberty Global Class A ordinary shares and 10,472,517 Liberty Global Class B ordinary shares outstanding and (ii) 12,630,532 LiLAC Class A ordinary shares and 523,423 LiLAC Class B ordinary shares outstanding, in each case, as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 5, 2015. Each Liberty Global Class B ordinary share and LiLAC Class B ordinary share is convertible, at the option of the holder, into one Liberty Global Class A ordinary share or one LiLAC Class B ordinary share, respectively.  Each Liberty Global Class A ordinary share and each LiLAC Class A ordinary share is entitled to one vote, whereas each Liberty Global Class B ordinary share and each LiLAC Class B ordinary share is entitled to ten votes. Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 24.9% of the voting power with respect to the general election of directors of the Issuer based on the outstanding shares noted above. See Item 5.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 8)

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIBERTY GLOBAL plc

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D originally filed by John C. Malone (“Mr. Malone”) with the Securities and Exchange Commission (“SEC”) on June 17, 2004 (the “Original Statement”), as amended by Amendment No. 1 thereto filed with the SEC on July 14, 2004 (“Amendment No. 1”), Amendment No. 2 thereto filed with the SEC on January 18, 2005 (“Amendment No. 2”), Amendment No. 3 thereto filed with the SEC on June 27, 2005 (“Amendment No. 3”), Amendment No. 4 thereto filed with the SEC on September 3, 2009 (“Amendment No. 4”), Amendment No. 5 thereto filed with the SEC on February 22, 2013 (“Amendment No. 5”), Amendment No. 6 thereto filed with the SEC on June 28, 2013 (“Amendment No. 6”) and Amendment No. 7 thereto filed with the SEC on February 18, 2014 (“Amendment No. 7”), and relates to (i) the Liberty Global Class A ordinary shares, nominal value $0.01 per share, of Liberty Global plc, a U.K. public limited company (the “Issuer”), (ii) the Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer, (iii) the LiLAC Class A ordinary shares, nominal value $0.01 per share, of the Issuer and (iv) the LiLAC Class B ordinary shares, nominal value $0.01, of the Issuer.  The Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 are collectively referred to as the “Statement.”  Capitalized terms used but not defined herein have the meanings given to such terms in the Statement.  Except as set forth herein, the Statement is unmodified.

Item 1.                                                         Security and Issuer.

Item 1 of the Statement is hereby amended and restated in its entirety to read as follows:

Mr. Malone is filing this Statement with respect to the following classes of ordinary shares of the Issuer, beneficially owned by Mr. Malone:

(a)         Liberty Global Class A ordinary shares, nominal value $0.01 per share, of the Issuer;

(b)         Liberty Global Class B ordinary shares, nominal value $0.01 per share, of the Issuer;

(c)          LiLAC Class A ordinary shares, nominal value $0.01 per share, of the Issuer; and

(d)         LiLAC Class B ordinary shares, nominal value $0.01 per share, (together with the Liberty Global Class A ordinary shares, the Liberty Global Class B ordinary shares, and the LiLAC Class A ordinary shares, the “Ordinary Shares”), of the Issuer.

The Issuer’s principal executive offices are located at: (i) 38 Hans Crescent, London SW1X 0LZ, United Kingdom, and (ii) 12300 Liberty Boulevard, Englewood, Colorado 80112.

Pursuant to Rule 13d-3 under the Exchange Act, as amended, this Statement also relates to the Liberty Global Class A ordinary shares issuable upon conversion of Liberty Global Class B ordinary shares and the LiLAC Class A ordinary shares issuable upon conversion of LiLAC Class B ordinary shares. At the option of the holder, each Liberty Global Class B ordinary share is convertible into one Liberty Global Class A ordinary share and each LiLAC Class B ordinary share is convertible into one LiLAC Class A ordinary share. The Liberty Global Class A ordinary shares are not convertible into Liberty Global Class B ordinary shares and the LiLAC Class A ordinary shares are not convertible into LiLAC Class B ordinary shares.  Pursuant to Rule 13d-1(i) under the Exchange Act, this Statement does not include information regarding Mr. Malone’s beneficial ownership of Liberty Global Class C ordinary shares, nominal value $0.01 per share, of the Issuer and LiLAC Class C ordinary shares, nominal value $0.01 per share, of the Issuer.  Such ordinary shares do not have any voting rights, other than in limited circumstances.

Item 3.                                                         Source and Amount of Funds.

Item 3 is hereby amended and supplemented to include the following information:

On July 1, 2015, the Issuer completed the approved steps of the “LiLAC Transaction” whereby the Issuer (i) reclassified its then outstanding Class A, Class B and Class C Liberty Global ordinary shares (collectively, the “Old Liberty Global Shares”) into corresponding classes of new Liberty Global ordinary shares (collectively, the “Liberty Global Shares”) and (ii) capitalized a portion of its share premium account and distributed as a dividend (or a “bonus issue” under U.K. law) its LiLAC Class A, Class B and Class C ordinary shares (collectively, the “LiLAC Shares”).  Pursuant to the LiLAC Transaction, each of Mr. Malone, his wife, the Trusts and the Malone Trust, as holders of Class A and Class B Old Liberty Global Shares remained a holder of the same amount and class of Liberty Global Shares and received one share of the corresponding class of LiLAC Shares for each 20 Old Liberty Global Shares held by him, her or it as of the record date for such distribution. Cash was issued in lieu of fractional LiLAC Shares.

Item 4.                                                         Purpose of the Transaction.

Item 4 is hereby amended and supplemented to include the following information:

If the transactions contemplated by the Acquisition (as further described in Item 6) are consummated, Mr. Malone will acquire beneficial ownership of additional Liberty Global Class A ordinary shares, Liberty Global Class C ordinary shares, LiLAC Class A ordinary shares and LiLAC Class C ordinary shares through his ownership interests in Columbus Holding LLC, a Colorado limited liability company and an entity which Mr. Malone controls (“CHLLC”).  CHLLC currently owns 575,096,759 ordinary shares of Cable & Wireless Communications Plc, a public limited company organized under English law (“CWC”), which shares will be exchanged for Liberty Global Class A ordinary shares, Liberty Global Class C ordinary shares, LiLAC Class A ordinary shares and LiLAC Class C ordinary shares in the Acquisition.

Because the holders of Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares are entitled to cast ten votes per share and the holders of Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares are entitled to cast one vote per share, Mr. Malone’s beneficial ownership of Ordinary Shares constitutes approximately 24.9% of the combined voting power of the Ordinary Shares.

The information included in Item 6 of this Amendment is incorporated by reference herein.

Item 5.                                                         Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a)                                 Mr. Malone beneficially owns (without giving effect to the conversion of Liberty Global Class B ordinary shares or LiLAC Class B ordinary shares into Liberty Global Class A ordinary shares or LiLAC Class A ordinary shares, respectively) (i) 1,090,480 Liberty Global Class A ordinary shares (including (A) 90,303 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership and (B) 48,000 shares held by two trusts (the “Trusts”) managed by an independent trustee whose beneficiaries are Mr. Malone’s adult children, in which Mr. Malone has no pecuniary interest but retains the right to substitute the assets held by the Trusts and as to which shares Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding Liberty Global Class A ordinary shares; (ii) 8,787,373 Liberty Global Class B ordinary shares (including (A) 110,148 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 8,677,225 shares held by a trust with respect to which Mr. Malone is a co-trustee and, with his wife, retains a unitrust interest in the trust (the “Malone Trust”)), which represent approximately 83.9% of the outstanding Liberty Global Class B ordinary shares; (iii) 54,523 LiLAC Class A ordinary shares (including (A) 4,515 shares held by his wife and as to which Mr. Malone disclaims beneficial ownership and (B) 2,400 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership), which represent less than 1% of the outstanding LiLAC Class A ordinary shares; and (iv) 439,368 LiLAC Class B ordinary shares (including (A) 5,507 shares held by the Trusts and as to which Mr. Malone disclaims beneficial ownership and (B) 433,861 shares held by the Malone Trust), which represent approximately 83.9% of the outstanding LiLAC Class B ordinary shares.

The foregoing percentage interests are based on (i) 252,695,253 Liberty Global Class A ordinary shares and 10,472,517 Liberty Global Class B ordinary shares outstanding and (ii) 12,630,532 LiLAC Class A ordinary shares and 523,423 LiLAC Class B ordinary shares outstanding, in each case, as of October 30, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the SEC on November 5, 2015.  Accordingly, Mr. Malone may be deemed to beneficially own voting equity securities representing approximately 24.9% of the voting power with respect to the general election of directors of the Issuer. See Item 4.

(b)                                 Mr. Malone, and, to his knowledge, his wife, each have the sole power to vote, or to direct the voting of, and the sole power to dispose of, or direct the disposition of, their respective Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares, subject to the terms of the Irrevocable Undertaking, as described in Item 6 of this Amendment.  Mr. Malone, in his capacity as a trustee of the Malone Trust, has the sole power to vote and dispose of the Liberty Global Class B ordinary shares and the LiLAC Class B ordinary shares held by the Malone Trust, subject to the terms of the Irrevocable Undertaking, as described in Item 6 of this Amendment.  The Trusts, which are not subject to the Irrevocable Undertaking, hold 48,000 Liberty Global Class A ordinary shares, 110,148 Liberty Global Class B ordinary shares, 2,400 LiLAC Class A ordinary shares and 5,507 LiLAC Class B ordinary shares; Mr. Malone has no pecuniary interest in and disclaims beneficial ownership of such shares (subject to his right of substitution).  To Mr. Malone’s knowledge, the Trusts have the sole power to vote and to dispose of, or to direct the voting or disposition of, the Ordinary Shares held by the Trusts.

(c)                                  Except as reported in this Statement, none of Mr. Malone, the Malone Trust or, to his knowledge, his wife or the Trusts, has executed any transactions in respect of the Ordinary Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented to include the following information:

On November 16, 2015, the Issuer issued an announcement (the “Rule 2.7 Announcement”) pursuant to Rule 2.7 of the United Kingdom City Code on Takeovers and Mergers (the “Code”) disclosing the terms of a recommended offer (the “Offer”) by the Issuer to acquire all of the outstanding and to be issued share capital of CWC, in exchange for certain classes of the Issuer’s ordinary shares and a special dividend to be paid to the CWC shareholders (the “Acquisition”).  In connection with the Acquisition, the Issuer and CWC also entered into a Co-operation Agreement (the “Co-operation Agreement”), as described in the Rule 2.7 Announcement.  Reference is hereby made to a more complete description of the Rule 2.7 Announcement and the Co-operation Agreement included in the Issuer’s Current Report on Form 8-K, as filed with the SEC on November 16, 2015 (the “Issuer 8-K”), and the complete text of the Rule 2.7 Announcement which is filed as Exhibit 2.1 to the Issuer 8-K and the complete text of the Co-operation Agreement which is filed as Exhibit 2.2 to the Issuer 8-K..

In connection with the issuance of the Rule 2.7 Announcement, on November 16, 2015, Mr. Malone delivered an Irrevocable Undertaking (the “Irrevocable Undertaking”) to CWC.  The Irrevocable Undertaking generally requires that, at any meeting of the Issuer’s stockholders at which the approval of the issuance of Liberty Global Class A ordinary shares, Liberty Global Class C ordinary shares, LiLAC Class A ordinary shares and LiLAC Class C ordinary shares, and the approval of the acquisition by the Issuer of CWC shares from CHLLC, an entity controlled by Mr. Malone, as a substantial property transaction pursuant to the Companies Act 2006 and any other resolution necessary to implement the Acquisition (collectively, the “Liberty Global Resolutions”) is to be voted upon, Mr. Malone will cause the Malone Trust to vote all of the Liberty Global Class B ordinary shares and LiLAC Class B ordinary shares then-owned by it (the “Committed Class B Shares” (currently 8,677,225 Liberty Global Class B ordinary shares and 433,861 LiLAC Class B ordinary shares)), and Mr. Malone will vote, and will cause his wife to vote, any Liberty Global Class A ordinary shares and LiLAC Class A ordinary shares then-owned of record by them (the “Committed Class A Shares” (currently 1,042,480 Liberty Global Class A ordinary shares and 52,123 LiLAC Class A ordinary shares) and, together with the Committed Class B Shares, the “Committed Shares”), in favor of the Liberty Global Resolutions and in a manner so as to procure the implementation of the Acquisition with respect to certain other shareholder resolutions, as specified in the Irrevocable Undertaking.  The aggregate voting power of the Issuer currently represented by the Committed Shares is approximately 24.6%.

The Irrevocable Undertaking also generally prohibits Mr. Malone, his wife and the Malone Trust from transferring any of the Committed Shares prior to the general meeting of the Issuer’s shareholders at which the Liberty Global Resolutions will be proposed, subject to certain exceptions, including transfers pursuant to a bona fide pledge, transfers to a Connected Person (as defined in the Irrevocable Undertaking) of Mr. Malone, or transfers pursuant to the letter agreement with Mr. Fries.

The Irrevocable Undertaking ceases to have any effect upon certain circumstances, including (i) if the Acquisition is to be implemented by way of a scheme of arrangement under Part 26 of the Companies Act 2006 substantially on the terms set forth in the Rule 2.7 Announcement, if such scheme is not approved by the required majority of the CWC shareholders at CWC’s general meeting of shareholders, (ii) the Issuer announces that it does not intend to proceed with the Acquisition and no new revised or replacement scheme or offer is announced in accordance with Rule 2.7 of the Code, (iii) on the earlier of (A) May 31, 2016 or, if certain regulatory approvals relating to the Acquisition have not been obtained, December 16, 2016 and (B) the date on which the scheme or offer (substantially on the terms set forth in the Rule 2.7 Announcement) lapses or is withdrawn and no new revised or replacement scheme or offer is announced in accordance with Rule 2.7 of the Code, (iv) if the Acquisition is to be implemented by way of a takeover offer, as defined in Section 974 of the Companies Act 2006, substantially on the terms set forth in the Rule 2.7 Announcement, if the board of CWC does not recommend such offer or withdraws or adversely changes a previously issued recommendation or (v) if, without Mr. Malone’s prior written consent, the Issuer proposes, and CWC agrees to, a revised offer or scheme with economic terms that are, in Mr. Malone’s reasonable opinion, less favorable to him or any of his Connected Persons than the terms set forth in the Rule 2.7 Announcement.

The foregoing summary of the terms of the Irrevocable Undertaking does not purport to reflect all of the provisions of the Irrevocable Undertaking and is qualified in its entirety by reference to the full text of such document, which is attached hereto as Exhibit 7(b), and is incorporated by reference herein.

Item 7.                                                         Material to be Filed as Exhibits.

7(a)                          Letter Agreement, dated as of February 13, 2014, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.*

7(b)                          Irrevocable Undertaking, dated November 16, 2015, from John C. Malone to Cable & Wireless Communications Plc.

* Previously filed.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2015
Date

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description

7(a)	Letter Agreement, dated as of February 13, 2014, among Michael T. Fries, John C. Malone and the Malone LG 2013 Charitable Remainder Unitrust.*
7(b)	Irrevocable Undertaking, dated November 16, 2015, from John C. Malone to Cable & Wireless Communications Plc.

* Previously filed.